Ref.: File no. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,547,674 shares issued and outstanding

SUPPL

November 16, 2007

GLOBEX OPTIONS ITS BLACKCLIFF GOLD PROPERTY INTEREST

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stoch Exchange, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF - OTCQX)** and **Altai Resources Inc.** (ATI-TSX.V) are pleased to report that they have optioned 100% interest in their jointly and wholly owned Blackcliff Gold Property in Malartic Township, Quebec to **C2C Inc.** (CCN-TSX.V) and **Animiki Mining Corporation** (a private corporation).

Upon signing, C2C will immediately pay $25,000 cash and 400,000 C2C shares split equally between Globex and Altai and within 2.5 months, will pay a further $50,000.

Animiki will make every effort to become a publicly listed company within 6 months of the effective date of the option agreement after which all future cash payments, share issuances and work requirements shall be split 50/50 between Animiki and C2C. Should Animiki fail to become a listed public company within the 6 month period, C2C will assume responsibility for 100% interest in the agreement.

Further cash and share payments of $100,000 and 200,000 shares are due upon the first anniversary of the agreement, $200,000 cash and 200,000 shares upon the second anniversary of the agreement and $200,000 cash and 200,000 shares upon the third anniversary of the agreement will also be split equally between Globex and Altai. In addition, $5,000,000 of work must be completed by the end of the fourth year of the option.

Globex and Altai will jointly retain a 3% Gross Metal Royalty on any mineral production from the property as well as a 10% Net Profits Royalty. The 10% NPR will come into effect after Animiki and C2C jointly recover up to a maximum of $3,500,000 in project capital costs incurred prior to commercial production.

Further, upon the sixth anniversary of the effective date of the agreement, C2C and Animiki must commence an annual Advance Royalty Payment, of $50,000, which is deductible from future production royalties.

The Blackcliff Gold Property is an advanced gold project with a drill defined resource and is situated within a few kilometers of a contract mill. Should C2C and Animiki deem to place the property into production, they may do so at anytime but must first meet all the cash and share issuance obligations under the agreement.

For further detail, please see C2C Inc.'s press release of today's date.

END

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

07028295

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.